[redacted]

SECURITIES AND EXCHANGE COMMISSION SECURI 13025871

RECEIVED

AUG 12 2013

DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER: 8-67467

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Global Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Baylis Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H. Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive (Address) Deer Park (City) New York (State) 11729 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Global Capital LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

EDITH DOLAN
Notary Public, State of New York
No. 01DO5074714, Suffolk County
Commission Expires, April 28 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ROCKWELL GLOBAL CAPITAL, LLC

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACOUNTANTS

To the Board of Directors of
Rockwell Global Capital, LLC
New York, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Rockwell Global Capital, LLC, as of December 31, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material aspects, the financial position of Rockwell Global Capital, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles, the rules of the Securities and Exchanges Commission, and the Public Company Accounting Oversight Board.

Very truly yours,

Michael Damsky CPA, P.C.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 26, 2013

ROCKWELL GLOBAL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash	$ 882,758
Receivable from clearing broker	640,453
Prepaid expenses and other assets	186,290
Fixed assets, net	19,987
Advances to brokers	300,445
Letters of credit	61,505
Deposits	48,289
	$ 2,139,727

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses	$ 900,013
Deferred rent	171,244
	1,071,257
Commitments and contingencies	
Members' equity	1,068,470
	$ 2,139,727

See notes to financial statements.

ROCKWELL GLOBAL CAPITAL, LLC

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2012

NOTE 1 - **Nature of Business**

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 - **Summary of Significant Accounting Policies**

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Income taxes
No provision for has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member.

NOTE 2 - Summary of Significant Accounting Policies *(continued)*

Uncertain tax position
The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "*Accounting for Uncertainty in Income Taxes.* As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - Receivable from Clearing Broker

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 200,000
Due from clearing broker	440,453
	$ 640,453

NOTE 4 - Advances to Brokers

Advances to brokers represents advances on future commissions paid to the Company's registered brokers. As commissions are earned, the advances are applied and any net amount are paid to the broker. As of December 31, 2012, the advances to brokers totaled $300,445.

NOTE 5 - Letter of Credit

In connection with two of its leases, the Company has acquired two letters of credit in favor of its landlords. These letters of credit accrue interest on the outstanding balance. As of December 31, 2012, the letters of credit totaled $61,505.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 7 - Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

The Company is involved in several arbitrations in the normal course of business. The Company is vigorously defending itself against these claims and believes that they are without merit.

NOTE 8 - Commitments and Contingencies

At December 31, 2012, the Company is obligated under a lease for office space, which expires in 2019. The lease contains predetermined fixed escalation of minimum rentals during the lease term. In addition, as an inducement to enter into such lease, the Company received various rent allowances. The Company recognizes the rent allowance and the related fixed escalation on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and the amounts paid as deferred rent. As of December 31, 2012, the deferred rent liability amounted to $171,244.

Approximate future minimum annual rental payments under the lease are as follows for the years ended December 31:

2013	$	409,605
2014		419,519
2015		429,705
2016		459,420
2017		470,653
Thereafter		976,246
	$	3,165,148

NOTE 9 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $100,000 whichever is greater. At December 31, 2012, the Company's net capital was $330,135, which exceeded its minimum requirement by $230,135. As of December 31, 2012, the ratio of aggregate indebtedness to net capital was 3.25 to 1.

NOTE 10 - Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.

See independent auditors' report.